[Letterhead of Eversheds Sutherland (US) LLP]

February 28, 2017

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TriplePoint Venture Growth BDC Corp.
Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-204933) filed February 28, 2017

Dear Mr. O’Connor:

On behalf of TriplePoint Venture Growth BDC Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford Post-Effective No. 4 to the Company’s registration statement on Form N-2 (File No. 333-204933), filed with the Commission on February 28, 2017 (“Amendment No. 4”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in Amendment No. 4 contains no material changes from the disclosure included in Post-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-204933) (“Amendment No. 3”), filed with the Commission on August 3, 2016 and declared effective on August 5, 2016, except for (i) revisions reflecting the material developments relating to the Company since the effective date of Amendment No. 3 and (ii) the inclusion of unaudited financial statements and related financial data for the period ended September 30, 2016, together with disclosure relating thereto.

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If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, Vlad M. Bulkin at (202) 383-0815, or the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:	Steven B. Boehm
Vlad M. Bulkin